SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549
______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June 2014

Commission File Number: 001-36158

Wix.com Ltd.
(Translation of registrant’s name into English)

40 Namal Tel Aviv St.,
Tel Aviv 6350671, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

         If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXPLANATORY NOTE

On June 26, 2014, Wix.com Ltd. (“we,” or the “Company”) held an annual general meeting of shareholders (the “Meeting”) at the Company's offices located at 40 Namal Tel Aviv St., Tel Aviv 6350671, Israel.  At the Meeting, our shareholders approved the following resolutions:

(1)	Re-election of Mr. Adam Fisher as a Class I director of the Company for a term to expire at the 2017 annual general meeting;

(2)	Adoption of the Company's Compensation Policy for Executives in accordance with the Israeli Companies Law 5759-1999 (the “Companies Law”);

(3)	Adoption of the Company's Compensation Policy for Directors in accordance with the Companies Law; and

(4)	Re-appointment of Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global) as the Company's independent auditors for the fiscal year ending December 31, 2014.

Only shareholders of record as of the close of business on May 27, 2014 were entitled to vote at the meeting. All resolutions were approved by the majority (including special majority) requirements under the Companies Law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 7, 2014

WIX.COM LTD.

By:	/s/ Eitan Israeli
Name: Eitan Israeli
Title: VP & General Counsel